FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: February 11, 2004
Commission File Number 001-31528

IAMGold Corporation (Translation of registrant’s name into English)
220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4, Canada Tel: (416) 360-4710 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION /s/ Larry E. Phillips
Date: February 11, 2004	Larry E. Phillips Vice-President, Corporate Affairs & Corporate Secretary

INDEX

Press Release dated February 11, 2004: “IAMGOLD Announces 2003 Reserves and Resources”

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IAMGOLD CORPORATION
220 Bay Street, 5th Floor, Toronto, Ontario, M5J 2W4, Canada Ph: 416 360 4710 Fax: 416 360 4750 Toll free: 1 888 IMG 9999 E-mail: infor@iamgold.com Website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $5.48-$10.99
Total Shares Outstanding:	144.9 million
Fully Diluted:	150.8 million

FOR IMMEDIATE RELEASE: February 10, 2004	No. 2/04

IAMGOLD ANNOUNCES 2003 RESERVES and RESOURCES

Toronto, Ontario, February 10, 2004 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) (TSX:IMG, AMEX:IAG) is pleased to announce that the Company’s total share of gold reserves at the four mines in which it has its joint venture interests, as at June 30, 2003 (Tarkwa and Damang) and December 31, 2003 (Sadiola and Yatela), remained essentially constant, increasing by approximately 100,000 ounces compared to similar, year earlier periods. IAMGOLD has an 18.9% interest in the Tarkwa and Damang gold mines in Ghana and a 38% and 40% interest in the Sadiola and Yatela mines, respectively in Mali.

Joe Conway, President and CEO of IAMGOLD commented on the Company’s share of gold reserves and resources, stating: “During the 12 month period to the end of 2003, reserve additions more than replaced the 421,000 ounces of gold produced by IAMGOLD during the year. Much of this increase was due to the use of a US$350 per ounce gold price and the reclassification of ore material, the reconciliation between modeled reserves and production and changes in pit designs. At the current gold price of more than US$400 per ounce, IAMGOLD’s share of additional reserves would increase by just under 600,000 ounces or the equivalent of more than a year’s production at current production rates. Looking ahead, we anticipate that a significant portion of our 3.9 million ounces of inferred resources will be converted to reserves once feasibility studies are completed on the Sadiola Deep Sulphide project and other potential satellite pit resources.”

Discussion on Reserves

IAMGOLD’s share of the total reserves from its Sadiola, Yatela, Tarkwa and Damang mines is 3.7 million ounces (refer to Table 1) using a gold price of US$350 per ounce and based on pit optimizations run at US$325 per ounce of gold.

Table 1

Summary Table of IAMGOLD’s Reserves and Resources(1)

Mine	Proved and Probable Reserves		Measured and Indicated Resources (4)		Inferred Resources

	100%	IMG’s Share	100%	IMG’s Share	100%	IMG’s Share
	(000's oz)	(000's oz)	(000's oz)	(000's oz)	(000's oz)	(000's oz)
Sadiola (2)	2,718	1,033	3,166	1,203	8,137	3,092
Yatela (2)	1,117	447	1,415	566	146	58
Tarkwa (3)	10,870	2,054	18,550	3,506	3,759	710
Damang (3)	985	186	1,340	253	175	33

Total	15,690	3,720	24,471	5,528	12,217	3,893

(1)       Measured and indicated resources include proved and probable reserves.

(2)       Reserves calculated at a US$350/oz gold price on pits optimized at a US$325/oz gold price.

(3)       Reserves taken from a US$350/oz gold price sensitivity analysis on pits modeled at US$325/oz gold.

(4)       Mineral Resources are at a gold price of US$400/oz.

The increase in proved and probable reserves from June 30, 2002 to June 30, 2003 at the Tarkwa mine totaled 819,000 ounces to IAMGOLD’s account. This is based on calculations of reserves assuming a US$350 gold price compared to US$285 a year earlier and taking into account additions due to the reconciliation of mined tonnage relative to ore reserve modeled tonnage (“tonnage factor”). At the Damang mine, proved and probable reserves to IAMGOLD’s account during this same period declined by 39,000 ounces using the same gold price assumptions (refer to Table 1 above and press release dated September 23, 2003).

The decline in proved and probable reserves from December 31, 2002 to December 31, 2003 at the Sadiola mine totaled 115,000 ounces to IAMGOLD’s account while at the Yatela, mine proved and probable reserves to IAMGOLD’s account during this same period declined by 54,000 ounces of gold. This compares to IAMGOLD’s share of production at Sadiola and Yatela of 172,000 ounces and 87,000 ounces of gold, respectively during the 12 month period ended December 31, 2003.

Looking ahead, IAMGOLD anticipates a significant portion of the material currently classified as resources at Sadiola to be converted into reserves once feasibility studies are completed on the Sadiola Deep Sulphide project and other potential satellite pit resources.

Tables 2 through 5 illustrate proved and probable reserves and measured, indicated and inferred resources for both Sadiola and Yatela at December 31, 2002 and at December 31, 2003 at a US$325 per ounce and a US$350 per ounce gold price, respectively. For more detail on Tarkwa and Damang reserves and resources please refer to the press release of September 23, 2003.

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Table 2

Proved and Probable Reserves - Sadiola and Yatela Mines

	December 2003 (1)			December 2002 (5)
		Recoverable Gold				Recoverable Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(gpt)	(000's oz)	(000's oz)	(Mt)	(gpt)	(000's oz)	(000's oz)
Sadiola (2) (3) (6) (7) (8)
Proved	6.5	1.9	404	154	6.3	1.8	369	140
Probable	20.4	3.5	2,314	879	25.5	3.2	2,652	1,007
Total	26.9	3.1	2,718	1,033	31.8	2.9	3,021	1,148
Yatela (4)
Proved	2.3	1.1	83	33	1.4	1.5	68	27
Probable	8.4	3.8	1,034	414	9.8	3.8	1,185	474
Total	10.7	3.3	1,117	447	11.2	3.5	1,253	501

(1)     Using the J.O.R.C. Code. Pit optimized and designed at US$325/oz cut-off with pit content on US$350/oz cut-off grade.

(2)     Plant recovery is assumed to be 95% for oxides and 82% for sulphides.

(3)     All the reserves in the “Proved” category are stockpile material. All the reserves classified as “Probable” are in-pit.

(4)     Recovery is assumed to be 85% for oxides and 75% for sulphides.

(5)     At US$325 per oz gold

(6)     2002 reserves were calculated using the J.O.R.C. Code at US$325/oz gold. Cut-off grades calculated for Plant Grade Ore [0.96g/t (oxide), 1.36g/t(sulphide)], Upper Marginal Ore [0.85g/t (oxide), 1.23g/t (sulphide)] and Lower Marginal Ore [0.5g/t (oxide), 0.78 g/t (sulphide)].

(7)     No grade control reconciliation factor has been applied to the 2002 reserves but a +5% factor was applied to the grade of oxide ore from the Sadiola pit for the purpose of Life-of-Mine planning.

(8)     2002 plant recovery was assumed to be 95% for oxides and 76% for sulphides.

Table 3 illustrates the change in reserves at the Sadiola and Yatela mines as a result of the depletion due to production plus contributions due to the change in the gold price, pit design, geological models, etc. (refer to accompanying notes), during the 12 month period to December 31, 2003.

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Table 3

Reconciliation of Proved and Probable Reserves - Sadiola and Yatela Mines

	Sadiola Recoverable Gold (5)		Yatela Recoverable Gold (5)
	100%	IMG Share	100%	IMG Share
	(000's oz)	(000's oz)	(000's oz)	(000's oz)
Reserves at Dec. 31/02 (at US$325 per ounce)	3,021	1,148	1,253	501
Depletion due to mining (Dec./02 - Dec./03) (5)	458	174	247	99
Additions (1) (3)	146	55	4	2
Other (2) (4)	9	3	106	42
Reserves at Dec. 31/02 (at US$350 per ounce)	2,718	1,033	1,117	447

 (1)     The addition to Sadiola reserves were added due to re-classification.

(2)     Addition due to changes in Sadiola pit design (64,400 oz.). Pit optimized and designed at US$325/oz, content of pit on US$350/oz. cut-off grade-change (-55,426 oz.)

(3)     Addition due to new Yatela pit design, new Alamoutala pit design, change in cut-off grades and unaccounted minor variances.

(4)     Due to change to Yatela geological model and additions due to reclassification of rock densities of Alamoutala pit.

(5)     Depletion due to mining during the 12 month period to December 31, 2003 does not necessarily total actual reported production for the period due to amounts calculated to have been processed from the reserve model versus actual production.

The sensitivity on proved and probable reserves for Sadiola and Yatela at various gold price assumptions is shown in Table 4. The variation in ounces of gold to IAMGOLD’s account at varying gold prices are minimal, illustrating the relative insensitivity of the reserves to changing gold prices.

Table 4

Proved and Probable Reserve Sensitivity - Sadiola and Yatela Mines

	Sadiola Gold Mine				Yatela Gold Mine
			Recoverable Gold				Recoverable Gold
Gold Price	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000's oz)	(000's oz)	(millions)	(g/t)	(000's oz)	(000's oz)
US$ 300/oz	25.6	3.21	2,642	1,004	9.9	3.36	1,070	428
US$ 350/oz	26.9	3.14	2,718	1,033	10.7	3.25	1,117	447
US$ 400/oz	30.9	2.88	2,864	1,088	12.5	2.98	1,200	480

Discussion on Resources

As at December 31, 2003, IAMGOLD’s share of measured and indicated resources (which include reserves) at Sadiola totaled 1.2 million ounces of gold and at Yatela, including the Alamoutala deposit, totaled 566,000 ounces. This represents a total reduction of 266,000 ounces at Sadiola and Yatela compared to measured and indicated resources reported at December 31, 2002. Most of this reduction occurred at the Sadiola mine where resources were reduced by 270,000 ounces as a result of depletion and loss below the new US$400 per ounce pit shell and revised remodeling of Northern pit areas. As at December 31, 2003, IAMGOLD’s share of inferred resources at Sadiola and Yatela were 3.2 million ounces. This represents a total reduction of 628,000 ounces compared to inferred resources reported at December 31, 2002. Most of this reduction occurred as a result of infill drilling at the Sadiola mine - Sadiola Deep Sulphide project below a new US$400 per ounce pit shell and some minor losses due to resource modeling refinements at Alamoutala.

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Table 5

Measured, Indicated and Inferred Resources - Sadiola and Yatela Mines (1)

	December 31, 2003				December 31, 2002
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Mt)	(g/t)	(000’s oz)	(000’s oz)	(Mt)	(g/t)	(000’s oz)	(000’s oz)
Sadiola (2)
Open Pit
Measured (3)	15.9	1.6	818	311	16.4	1.8	934	355
Indicated	22.6	2.6	1,904	724	31.3	2.6	2,598	987
Total M & I	38.5	2.2	2,722	1,035	47.7	2.3	3,532	1,342
Inferred	1.8	1.2	72	27	125.9	2.3	9,142	3,474
Deep Sulphide
Measured (3)	1.0	3.0	92	35
Indicated	0.1	2.1	4	1
Total M & I	1.1	2.9	95	36
Inferred	130.0	1.8	7,532	2,862
Satellites
Measured	0.3	1.9	21	8	0.2	2.5	18	7
Indicated	3.8	2.7	328	125	3.8	2.7	328	125
Total M & I	4.1	2.6	349	133	4.0	2. 7	347	132
Inferred (6)	12.5	1.3	533	203	11.6	1.3	501	190
Yatela (4)
Main Pit
Measured (5)	2.7	0.9	83	33	0.1	2.6	11	4
Indicated	13.6	2.6	1,127	451	12.3	3.1	1,229	489
Total M & I	16.3	2.3	1,210	484	12.4	3.1	1,233	493
Inferred	3.5	0.8	90	36	2.6	1.2	102	41
Alamoutala (4)
Measured	1.0	1.6	48	19
Indicated	2.0	2.5	158	63	1.6	3.3	172	69
Total M & I	2.9	2.2	206	82	1.6	3.3	172	69
Inferred	0.9	1.9	56	22	2.5	2.3	183	73

(1)     Measured and indicated resources include proved and probable reserves.

(2)     A cut-off of 0.7 g/t gold was used within a US$400/oz pit shell, unless otherwise noted.

(3)     Measured resources include soft oxide, hard oxide, soft sulphide, mixed stockpiles and hard sulphide stockpiles above a cut-off of 0.7 g/t gold.

(4)     A US$400/oz pit and cut-off grades of 0.4 g/t and 0.7 g/t were used for the Yatela main pit and Alamoutala pit, respectively.

(5)     Measured resources include stockpiles at a cut-off of 0.4 and 0.7 g/t.

(6)     The inferred resources for the satellite deposits are from FE-2, FN-3, FE-4, Sekokoto and Tambali South and were calculated at a cut-off grade of 0.7 g/t with no limiting shell.

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Sadiola Deep Sulphide Project

During the fourth quarter 2003, the conceptual study on the exploitation of the sulphide resource that lies beneath the Sadiola open pit sufficiently illustrated the economic potential of the resource to advance the project to the pre-feasibility study phase. The study was based on an estimated capital cost of development of US$74 million. Production is scheduled to commence in late 2007 with life-of-mine production of 1.8 million ounces of gold produced at cash operating costs approximating US$250 per ounce. The conceptual study was conducted at a level of detail adequate to accept or reject the project’s further development, however was not intended to demonstrate the project’s ultimate economic viability. As such, work remains to be done in order to determine economic potential of the sulphide resource. The pre-feasibility study is expected to be completed early in the second half of 2004.

Qualified Person / Quality Control Notes

For 2003, the Competent Person responsible for the generation of the mineral resource and reserve statements for the Sadiola and Yatela Mines include Sadiola and Yatela mine geologists G. Cooper, T. Gell M.A. Thiel, E.J. Smuts, R. van der Westhuizen and S. Bamforth. Reserves and resources calculated by the mine staff underwent an audit by Competent Persons at AngloGold, including V. Chamberlain and D. Worrall.

For 2002, in the case of Sadiola and Yatela, mine staff calculated the 2002 resources and reserves and AngloGold personnel audited the figures. The Competent Persons involved were M.A. Thiel, E.J. Smuts, R. van der Westhuizen, T. Gell, C. Marshall, B. Parsons, V. Chamberlain and D. Worrall. For Tarkwa and Damang, the reserve and resource figures were prepared by Gold Fields Ltd and the Competent Person who supervised the work is G.S.G. Chapman (refer to press release of September 23, 2003).

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IAMGOLD Corporation is a growth oriented, mid tier gold mining, exploration and development company. Its head office is located in Toronto, Canada. IAMGOLD generates strong operating cash flow from its interests in four gold mines and numerous revenue generating royalty interests and holds over $100 million in cash and gold bullion on its balance sheet. Principal assets include a 38% interest in the Sadiola gold mine and 40% interest in the Yatela gold mine, located in Mali, West Africa and 18.9% interests in both the Tarkwa and Damang gold mines, located in Ghana, West Africa. The Company’s attributable share of forecasted 2004 gold production is 440,000 ounces. IAMGOLD also has a portfolio of royalty interests in a number of producing gold mines and a 1% royalty interest in the rich Diavik diamond mine in northern Canada. The Company is also exploring highly prospective ground in West Africa and South America.

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact :
Tom Atkins, Vice-President, Investor Relations or Dennis Robertson, Senior Geologist
Tel: (416) 360 4710 Fax: (416) 360 4750 Toll free: 1 888 IMG 9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca.All material information on IAMGOLD can be found at www.sedar.com or www.sec.gov.If you wish to be placed on IAMGOLDs e-mail press release list please contact us at info@iamgold.com

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